Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN COMMENCES NEGOTIATIONS FOR GLOBAL LICENSING OF PI-88

Brisbane, Australia 18 May 2009: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) has entered into a binding terms sheet for an exclusive license agreement which provides for the global licensing of its lead anti-cancer product, PI-88, and progresses commercialisation of the product.

Under the terms sheet, Progen maintains an option to commercialise PI-88 in Australia and to participate directly in a co-development structure with the clinical development, registration and commercialisation of PI-88 in Taiwan while Progen’s partner pursues the development and commercialisation of PI-88 elsewhere independently.

The terms sheet is expressed to be binding as to its key commercial terms. Finalisation of the partnering arrangement is subject to the completion of negotiations of the licensing agreement, incorporating the key terms set out in the terms sheet.

Progen CEO Justus Homburg said the signing represented a significant step forward in the development of PI-88, and further broadened the commercial opportunities presented by the product.

“This partnership should provide cost effective access to global markets for PI-88 that we could not achieve on our own,” he said.

“Our partner is based in North America with strong ties into Asia, the latter being a primary target for PI-88, providing significant value to this partnership.

“The arrangement has the potential to expand the market opportunity beyond what we could do on our own or with other potential partners whom we have been in discussions with. The arrangement is expected to reduce the costs involved in developing and then marketing our product and provides us with greater financial opportunity.

“The milestone and royalty payments which can be provided through the partnering arrangement will help fund the progression of our broader product pipeline, including the 500 series, the epigenetics technologies and the cell proliferation compounds.

Progen has completed several Phase 2 clinical trials for PI-88, with strong signs of efficacy in delaying the recurrence of hepatocellular carcinoma (HCC), following surgery to remove liver cancer tumours. This indication is the primary initial focus of further clinical development, registration and commercialisation of PI-88.

Progen is also currently undertaking a Phase 2 clinical trial to assess the efficacy of PI-88 in combination with Dacarbazine (DTIC) to treat patients with advanced melanoma. This trial is being executed in both Australia and the United States.

PI-88 is different to other angiogenesis products under development because of its dual anti-tumour mechanism which targets tumours by inhibiting two biological processes critical to tumour growth - angiogenesis and metastasis.

Mr Homburg said the commercial benefits afforded by the partnership combined with the strength of the PI-88 technology proved Progen was well positioned to deliver long-term, sustainable growth.

“We have had challenges during the past year. Despite these challenges, however, our focus has continued to be on advancing our portfolio of anti-cancer drugs,” he said.

“This partnership demonstrates our unwavering commitment to developing lifesaving products and delivering value to our shareholders, “ Mr Homburg said.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America.

www.progen-pharma.com

For more information:	T Justus Homburg	Paul Dixon
	Chief Executive Officer	Company Secretary
	+61 7 3842 3333	+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.